Exhibit 99.1

Wheaton Precious Metals Publishes 2025 Sustainability Report

VANCOUVER, BC, May 20, 2026 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2025 Sustainability Report.

"Sustainability considerations are embedded in our decision-making process and integral to how Wheaton evaluates opportunities, manages risk, and builds resilience," said Haytham Hodaly, President & Chief Executive Officer of Wheaton Precious Metals. "Our 2025 Sustainability Report reflects the results of an updated materiality assessment and includes Wheaton's progress across key performance metrics, program updates, and insights from our global portfolio of high-quality assets. From disciplined capital allocation to our support for local communities and innovation, strong sustainability practices enhance our ability to create long-term value for shareholders, mining partners, and host communities."

Wheaton's 2025 Sustainability Report

Wheaton's 2025 Sustainability Report provides a comprehensive overview of the company's sustainability performance, including progress against its strategy, targets, and commitments. The report outlines how sustainability considerations are managed and integrated across the organization. In 2025, Wheaton completed a refreshed double materiality assessment to identify and prioritize the sustainability topics most relevant to its business and stakeholders, considering both societal and environmental impacts and related financial risks and opportunities, which directly informed the report's disclosures.

Highlights include:

•	Recognized among Corporate Knights' Global 100 Most Sustainable Corporations and Canada's Best 50 Corporate Citizens.
•	Delivered consistent top-tier ESG performance, maintaining an MSCI AAA rating, ISS ESG Prime status, and leading Sustainalytics rankings.
•	Advanced innovation in sustainable mining through the Future of Mining Challenge, supporting technologies that reduce environmental impact and strengthen industry practices, which has awarded two companies to date with $1 million to advance their technologies.
•	Continued to scale a peer-leading and growing community investment program, contributing $9.4 million in 2025 across more than 150 initiatives. Since inception, Wheaton has contributed over $62 million towards social and environmental programs.
•	71% of 2024 Scope 3 financed emissions covered by absolute emissions reductions targets aligned to 2°C or less.
•	95% of 2025 attributable production from operations committed to the Global Industry Standard on Tailings Management.
•	Maintained strong oversight of sustainability performance across Wheaton's high-quality asset portfolio, actively monitoring key social and environmental indicators.

Standards

Wheaton's Sustainability Report is informed by the Global Reporting Initiative (GRI) Standards, the Sustainability Accounting Standards Board (SASB) Asset Management and Metals and Mining Standards, and the Task Force on Climate-related Financial Disclosures (TCFD) framework.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to sustainability and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve sustainability and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2025 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2025, both available on SEDAR+ and in Wheaton's Form 6-K filed March 12, 2026, all available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that sustainability and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and such other assumptions and factors as set out in the Disclosure.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2026/20/c5346.html

%CIK: 0001323404

For further information: For further information: Media Contact: Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: media@wheatonpm.com; Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 20-MAY-26